

DEREK
Oil & Gas Corporation

TSX.V: DRK | OTCBB: DRKOF

1111 West Hastings Street, Suite 1201
Vancouver, BC, Canada, V6E 2J3
Telephone: (604) 331-1757
Facsimile: (604) 669-5193
Toll-Free: 1-888-756-0066
Email: info@derekoilandgas.com
www.derekoilandgas.com

January 25, 2005

Derek Oil and Gas Corporation (the "Company") advises that the private placement announced on November 18, 2004 has been closed. A total of 735,000 units at a price of $0.55 per unit were placed for gross aggregate proceeds of $404,250.00. Each unit consists of one common share and one common share purchase warrant. One common share purchase warrant can be exercised for one additional share at a price of $0.75 for the first year after closing and at a price of $1.15 per share for the second year after closing.

The shares are subject to a four month hold period expiring at midnight, Pacific Standard Time, on May 24th, 2005. A 0.42 percent gross overriding royalty on LAK Ranch oil production was paid as a finder's fee for this placement.

DEREK OIL & GAS CORPORATION

"Barry C.J. Ehrl"
Barry C.J. Ehrl, President, C.E.O. & Director

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757

Website: http://www.derekoilandgas.com/
Corporate E-Mail: info@derekoilandgas.com
Investor Relations E-Mail: erica@derekoilandgas.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This document includes forward- looking statements. Forward-looking statements include, but are not limited to, the continued advancement of Derek Oil and Gas's LAK Ranch project.In this document, the words "potential", "plan", "could", "estimate", "estimate", "expect", "intend", "may", "should", and similar expressions are intended to be among the statements that identify forward-looking statements. Although Derek believes that their expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Derek's LAK Ranch project will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, and other risks disclosed in our Form 20-F filed with the U.S. Securities and Exchange Commission.

Cautionary Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1550, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8. You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company's Annual Information Form.